UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

41-41-785-8888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ?   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ?

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

On March 31, 2006, the prosecutor’s office of the Canton of Zurich, Switzerland charged 19 people for their alleged roles in the events surrounding the bankruptcy of SAirGroup, the parent company of the former Swiss Air. The people charged were former officers, directors and advisers of SAirGroup, including Jacqualyn Fouse, Senior Vice President of Finance and Chief Financial Officer of Alcon, Inc. (“Alcon”). She was charged with alleged mismanagement, unfaithful business conduct and favoring creditors prior to bankruptcy. Ms. Fouse served as Chief Financial Officer of SAirGroup from July 2001 to May 2002. SAirGroup filed for bankruptcy pursuant to the laws of Switzerland on October 4, 2001, and was granted protection from creditors on October 5, 2001, approximately three months after Ms. Fouse joined the company as part of the reorganization management team. The matters referenced in the charges do not relate to Alcon and predate Ms. Fouse’s employment with Alcon. Ms. Fouse has informed Alcon’s management and board of directors that she intends to enter a plea of not guilty with the Swiss court.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	March 31, 2006	By	/s/ Cary R. Rayment
Name: Cary R. Rayment
Title: Chairman, President and Chief Executive Officer

Date	March 31, 2006	By	/s/ Elaine E. Whitbeck
Name: Elaine E. Whitbeck
Title: Corporate Secretary and General Counsel